UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On February 21, 2020, China Ceramics Co. Ltd. (the “Company”) held its Annual Meeting of its shareholders at 9 p.m. local China time in Beijing, China. At the close of business on January 6, 2020, the record date to vote at the meeting, there were 7,294,092 shares issued and outstanding. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

Proposal 1.	Election of Directors.

Name	For	Withhold	% of Shares Voted
Huang Meishuang	3,142,262	62,283	98.06%
Song Chungen	3,142,187	62,538	98.05%
Roy Tan Choon Kang	3,142,187	62,538	98.05%
Shen Cheng Liang	3,143,262	61,283	98.09%
Alex Ng Man Shek	3,143,259	61,286	98.09%

Proposal 2.	Ratification of the appointment of Centurion ZD CPA & Co. as the Company's independent auditors.

For	Against	Abstain
5,356,108	215,051	14,467

Proposal 3.	Approval of the name change amendment.

For	Against	Abstain
5,299,749	281,680	4,198

Proposal 4.	Approval of an amendment to increase the number of the authorized shares of the Company’s stock from 51,000,000 to 150,000,000.

For	Against	Abstain
5,057,584	524,530	3,513

Proposal 5.	Approval of the 2019 Equity Incentive Plan.

For	Against	Abstain
3,024,746	178,755	1,044

Proposal 6.	Approval of an amendment to effect a reverse stock split of the outstanding the Company’s common shares at a range of split ratios.

For	Against	Abstain
5,132,964	452,266	395

Proposal 7.	Approval to authorize the adjournment of the Annual Meeting, if necessary.

For	Against	Abstain
5,233,720	307,975	43,929

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: February 25, 2020